Exhibit 4.32
English Translation
ASSET TRANSFER AGREEMENT
THIS OFFSHORE ASSET TRANSFER AGREEMENT (“Agreement”) is entered into on the 1st day of April 2009 in Beijing, People’s Republic of China (“PRC”)
by and among
(1)
Fully Pacific Ltd. (BVI) (“Seller”), a company duly established and existing under the laws of British Virgin lslands, with its registered address at Akara Bldg., 24 De Castro Street Wickhams Cay 1, Road Town, Tortola, British Virgin Islands;

(2)
Shen Xiwu (“Management Shareholder”), a PRC resident with ID card no. 110103196111108003 and with his principal residential address at Apt 604, Door No. 1, Block 38, Dongzhimenwai Dajie, Beijing, China;

and
(3)
Longtop Financial Technologies (BVI) Limited (“Purchaser”), a company duly established and existing under the laws of British Virgin lslands, with its registered address at P.O.Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. It is a wholly-owned subsidiary in British Virgin Islands of Longtop Financial Technologies Limited (listed on NYSE under the symbol “LFT”).

WHEREAS
A
The Seller acquired the Assets from Sysnet Info-Tech Co., Ltd. () (“Operator”) and/or the Management Shareholder, pursuant to the Assets Transfer Agreement (“Offshore-ATA”) entered into by and between those parties on April 1st, 2009. After the completion of above said transactions, the Seller or the third party designated by the Seller owns full right and title to the Assets (as defined below), and is entitled to dispose of the Assets which are used in the Business (as defined below) or the operation related thereto.

B
The Operator is a joint stock company under PRC law, in which the affiliate of the Seller holds 28% equity interests. The affiliate of the Seller acquired 12% of the Operator’s equity interest pursuant to the equity transfer agreement signed on April 1st, 2009 with the natural person shareholders of the Operator (“Natural Person Shareholder Equity Transfer Agreement”). Therefore, upon the completion of the foregoing transactions, the Seller holds an aggregate 40% of the Operator’s equity interests. The Purchaser or the third party designated by the Purchaser executed an equity transfer agreement with Zhongqing Chuangyi Investment Management Co., Ltd (“Zhongqing Investment”) (“State-owned Shareholder Equity Transfer Agreement”) and shall acquire temporarily 60% of the Operator’s equity interests with a total consideration of RMB 63 million. Therefore the Seller and the Management Shareholder agree, upon the Purchaser’s performance hereof, to repurchase the 60% equity interests held by the Purchase or the third party designated by the Purchaser in accordance with the post-Closing arrangement herein.

C
The Purchaser’s wholly-owned subsidiary in the PRC, Beijing Longtop Technology Co., Ltd (“Longtop WFOE”), has also obtained tangible assets, personnel and business contracts related to the Business from the Operator pursuant to the Business and Assets Transfer Agreement (“BATA”) entered into by and between those parties on April 1st,2009. Also, the Management Shareholder and Longtop WFOE shall sign a labor contract with service term not less than 5 years.

D
The Management Shareholder holds 100% of the Seller’s equity interests. A decision, act, consent or instruction of the Management Shareholder (including an amendment, extension or waiver of this Agreement) shall be final, binding and conclusive upon the Purchaser, and the Purchaser may rely upon any such decision, act, consent or instruction of the Management Shareholder as being the decision, act, consent or instruction of each of the Seller.

E	The Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller, the Assets.
NOW, THEREFORE, the parties have agreed as follows:
Article 1 Definitions and Interpretations
1.1	Definitions. Unless otherwise stipulated herein, the following terms shall have the meaning set forth below:

Assets	the intangible assets acquired by the Seller from the Operator and can be transferred to the Purchaser, including, without limitation, the Operator’s intellectual property rights and good will in connection with the Websites, the Domain Names, the Trademarks and Software, as set forth in Appendix II, provided that the insurance business core system software (“Pharos System”) shall be processed in accordance with Appendix IV;

Business	all the business, services and trade conducted or engaged in by the Management Shareholder, the Seller or the Operator, and which are in connection with the development of software and hardware, production and technical services, and computer system integration service;

Business Contracts	all business contracts signed by the Operator, as defined and listed in the BATA;

Business Day	a day on which commercial banks are open for corporate business in the PRC;

Closing Date	the date which is not more than 2 Business Days after all of the Closing conditions as set forth in Article 7 have been satisfied or waived in writing by the appropriate party, provided that the Closing Date shall not be later than May 31st, 2009 unless otherwise agreed to in writing by the Seller and the Purchaser;

Closing Documents	any certificates, consents, approvals, agreements, and documents relating to the transactions contemplated by this Agreement as are set forth on Appendix IV;

Domain Names	the domain names related to the Business or the Websites (as defined below) and that are now owned by the Seller, which are part of the Assets;

Employees	all employees employed in the Business, as defined and listed in the Appendix II of BATA;

Key Employees	Employees specified as Key Employees in Appendix II of BATA;

Force Majeure	any earthquake, storm, fire, flood, war or other significant event of natural or human-caused disaster arising after signing hereof which is unforeseen, unavoidable and not possible to overcome, and is beyond the control of any party, and prevents the total or partial performance of this Agreement;

Government Authority	any competent government departments and authorities;

Law	of a jurisdiction, means all laws and legislation of that jurisdiction that are in effect, including laws, regulations, decrees and any order, ruling, writ, judgment, injunction or decree any government agencies and other documents of a legislative, administrative or judicial nature;

Liabilities	any and all liabilities, claims, obligations, expenses or damages, whether known or unknown, contingent or absolute, named or unnamed, disputed or undisputed, legal or equitable, determined or liquidated or unliquidated;

RMB	Renminbi, the legal currency of the PRC;

Software	the software used by the Operator in conducting the Business, or that developed by the Operator for the Business, which is now owned by the Seller and forms part of the Assets, including, without limitation, any software products developed for insurance business management systems and other software tools used in the development thereof. Please refer to the Appendix II for details, and the Appendix IV for the disposal of the Pharos System.

Tax	all forms of taxation, including, without limitation, enterprise income tax, business tax, value-added tax, stamp duty and individual income tax levied by the applicable tax authorities pursuant to Law, as well as any penalty, surcharge or fine in connection therewith;

Trademark	All trademarkes listed in Appendix II;

Trade Secret	any information relating to this Agreement, the Operator, Seller, the Purchaser or the Business, including, without limitation, any information regarding costs, technologies, financial contracts, future business plans and any other information deemed by the parties to be confidential, and which is unknown by the public, has practical value and is of economic benefit to the parties;

USD	United States Dollar, the legal currency of the USA; and

Websites	Websites corresponding to the domain names listed in Appendix II.
1.2	Headings. All headings used herein are for reference purposes only and do not affect the meaning or interpretation of any provision hereof.
1.3	Appendices. Any reference herein to an Article or Appendix is to an article or appendix of this Agreement.
1.4	Other References. Unless otherwise indicated, a reference herein to a day, month or year is to a calendar day, month or year.

Article 2 Sale and Purchase
2.1
Purchase Price. Subject to the Closing (as defined below) the Seller shall sell, transfer, convey assign and set over (“Transfer”) to the Purchaser, and the Purchaser shall purchase and acquire from the Seller, the Assets free from any encumbrances, for a total consideration as stipulated in Article 2.2 below (“Purchase Price”).

2.2	Method and Schedule for Payment. The total consideration of this transfer is US$ in an amount equivalent to RMB 117 million (“Purchase Price”). The Purchase Price shall be paid as follows:
2.2.1
First Consideration: within 5 business days following the signing of this Agreement, the Purchaser shall pay US$ in an amount equivalent to RMB 48 million at one time to the bank account designated by the Seller as the first consideration.

2.2.2
Second Consideration: within 10 business days after the Closing, the Purchaser shall pay US$ in an amount equivalent to RMB 15 million at one time to the bank account designated by the Seller as the second consideration.

2.2.3	Remaining consideration: the Purchaser shall pay the remaining consideration (US dollars equivalent to RMB 54 million) pursuant to the Earnout Schedule listed in Appendix VI hereof.

2.2.4	Exchange Rate: The applicable exchange rate for the above payment shall be the RMB Central parity rate against USD issued by the People’s Bank of China on the payment making date.
2.3
Offset Right. Notwithstanding anything herein to the contrary, the Purchaser shall be entitled to offset, against any consideration otherwise payable to the Seller pursuant to Article 2.1, any amount which the Management Shareholder, Seller or Operator may owe to the Purchaser or its affiliates. Without limiting the generality of the foregoing, the Purchaser shall be entitled to reduce the cash payments otherwise payable to the Seller by an amount equal to the aggregate amount due and payable by the Seller or the Operator to the Purchaser.

2.4
Distribution. The Purchaser shall have no responsibility or liability with respect to the Seller’s distribution of the Purchase Price, it being acknowledged and agreed that the Seller shall have sole responsibility and liability with respect to the same.

Article 3 Closing
3.1
Closing Date. The closing of the transactions contemplated hereby (“Closing”) shall be held in Beijing, on the Closing Date, and shall be effective as of 12:01a.m. local time on the Closing Date. All matters at the Closing shall be considered to take place simultaneously.

3.2
Closing Documents. The Seller and the Purchaser shall deliver to each other at the Closing the Closing Documents. The Seller and Management Shareholder further agree that at or subsequent to the Closing, upon the written request of the Purchaser, it will promptly execute and deliver or cause to be promptly executed and delivered, by itself or the Operator, any further assignment, instruments of transfer and bills of sale or conveyances reasonably necessary or desirable to vest fully in the Purchaser all of the Seller’s right, title and interest in and to the Assets.

Article 4 Seller’s and Management Shareholder’s Representations and Warranties
The Seller and the Management Shareholder each jointly and severally represent and warrant as follows and undertake the joint and several liabilities:
4.1
Ownership of Assets. Based on the Offshore-ATA Closing, Appendix II sets forth all of the assets of the Operator transferred to the Seller by the Operator. The Seller has good and marketable title to the Assets, including to all underlying intellectual property rights, free of any mortgages, pledges or encumbrances or other security interests, and is entitled to transfer the Assets to the Purchaser, provided that the Pharos System shall be disposed of in accordance with Appendix IV.

4.2
Registration of Assets. Based on the Offshore-ATA Closing, the Operator and the Management Shareholder have undertaken and maintained at their sole expense all registrations of the intellectual property rights and other relevant rights of the Assets that are necessary to protect them as proprietary property under applicable Laws, and the existence, or their registration or use of such intellectual property does not infringe on the rights of others, provided that the Pharos System shall be disposed of in accordance with Appendix IV.

4.3
Software. Based on the Offshore-ATA Closing, the Seller shall have the right to transfer the software at its sole discretion, and such right does not infringe any third party’s copyright. No license to use the Software has ever been granted to any third parties, provided that the Pharos System shall be disposed of in accordance with Appendix IV.

4.4
Trademarks. Based on the Offshore-ATA Closing, the Seller is entitled to transfer the trademarks (including the registered trademarks under application) at its sole discretion. In all cases in where ownership does not infringe the copyright of any third party. The Trademarks are free of any license, pledge or other encumbrance to third parties.

4.5
Websites and Domain Names. The Seller or the Operator owns or has all rights necessary to use, publish, display and distribute the content that appears on the Websites. The use of such content on the Websites (including, without limitation, all text and images uploaded to the Website) does not infringe upon any third party’s intellectual property rights and no third party has made any such claim, and no proceedings have been instituted or, to the knowledge of Seller or the Management Shareholder, threatened alleging any such infringement. Based on the Offshore-ATA Closing, the Seller shall have the right to transfer the foregoing websites and domain names at its sole discretion, which right shall effectively exist and continue.

4.6
Disputes. Neither the Seller nor the Management Shareholder are aware of any pending or threatened civil or criminal claims, prosecutions, lawsuits, investigations or other proceedings for the Business, Assets and related transactions in connection with this Agreement, Offshore-ATA, BATA, Natural Person Shareholder Equity Transfer Agreement and State-owned Shareholder Equity Transfer Agreement; nor are the Seller or the Management Shareholder aware of any contractual provisions or executable court rulings or injunctions that may be binding upon or affect the Seller’s property; the Seller’s execution and performance of this Agreement and the Purchaser’s implementation of any rights under this Agreement do not violate the mortgage rights, contracts, rulings, decrees or Laws that are binding upon the Seller or the Seller’s assets.

4.7
Previous Statements. All of the representations and warranties made by the Seller, Management Shareholder or the Operator in the Offshore-ATA, BATA and Natural Person Shareholder Equity Transfer Agreement were at the time they were made, and remain in their entirety, true and accurate.

4.8
All Necessary Assets. The Assets represent all of the intangible assets (except for the tangible assets included in the BATA) necessary for the operation and promotion of the Business, and there are no intangible assets which have been used in the ordinary operation of the Business that are not included in the Assets.

4.9
Governmental Consents. Except for the foregoing registrations, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any PRC, local or foreign governmental, regulatory or other authority on the part of the Seller or the Operator is required in connection with the consummation of the transactions contemplated by this Agreement.

Article 5 Representations and Warranties of Seller and Purchaser
The Seller and the Purchaser each represent and warrant that:
5.1
Due Establishment. It is an independent legal entity formally established at its place of incorporation, and has obtained all government approvals and registrations necessary for its existence, which approvals and registrations are continuing and effective and it has sufficient authority to conduct its business in accordance with its business license, approval certificate, articles of association or similar corporate documents;

5.2	Authorization. It is fully authorized to sign this Agreement and to fulfill its obligations hereunder;
5.3	No Violation. Its signing of this Agreement and performance of any of its obligations hereunder will not violate:
5.3.1	its business license, approval certificate, articles of association or similar corporate documents;

5.3.2	any applicable Laws, or the conditions attached to any authorization or approval granted by any Government Authority; and

5.3.3	any agreement which is binding on the party;
5.4
Litigation. There is no lawsuit, arbitration or other legal or government procedure pending or threatened against it which, based on its knowledge, could materially and adversely affect its performance of this Agreement;

5.5
Disclosure. It has disclosed to each of the other parties all documents issued by any Government Authority that might have a material adverse effect on the performance of its obligations under this Agreement;

5.6	No Dissolution. It is not the subject of any liquidation or dissolution proceedings; and
5.7	No Bankruptcy. It has neither been declared bankrupt by a court of competent jurisdiction nor entered into any bankruptcy proceedings.
The Management Shareholder further represents and warrants to the Purchaser that:
5.8	It has been fully authorized to sign this Agreement and has capability to fulfill its obligations hereunder;
5.9
signing, delivery and performance of this Agreement or other related documents in which it is a party will not violate any contract, agreement, commitment or any other legal arrangement, legal or mandatory provision biding on the Management Shareholder, or conflict with such provisions;

5.10	It has obtained any and all third party’s written consent necessary for the signing, delivery and performance of this Agreement and transactions contemplated by this Agreement; and
5.11	There is no pending lawsuits, third party claims, decrees or investigations against the Management Shareholder instituted by any third party, court, government or arbitration committee.

Article 6 Pre-Closing Covenants
Prior to the Closing, the Seller and the Management Shareholder shall ensure all of the following:
6.1
Notification. Between the date of this Agreement and the Closing, the Seller or the Management Shareholder will promptly notify the Purchaser in writing pursuant to the Article 13.1 hereof if the Seller or the Management Shareholder become aware of any fact or condition that causes or constitutes a breach of any of the Seller’s representations and warranties as of the date of this Agreement, or if the Seller or the Management Shareholder becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly required by this Agreement) cause or constitute a breach of any such representation or warranty.

6.2
No Solicitation or Negotiation. The Management Shareholder and the Seller shall direct and cause the Operator and any other affiliate and any officer, director and employee of, or any investment banker, attorney or other advisor or representative of, the Operator, or any affiliate not to, directly or indirectly, engage in, solicit, initiate, or encourage any inquiries or proposals from any individual or entity (other than the Purchaser) relating to any transaction involving the Transfer or sale of all or any part of the Assets, the Business or the share, or any merger, consolidation, business combination, or similar transaction involving the Operator or the Business (any such transaction, a Competing Transaction) or participate in any discussions or negotiations regarding, or furnish to any individual or entity any information with respect to any Competing Transaction.

6.3
Publicity. Neither the Sellers, the Management Shareholder, the Operator nor their affiliates shall issue a press release or public announcement related to this Agreement, or the transactions contemplated hereby, without the written approval of the Purchaser, unless required by the law of jurisdiction (in the reasonable opinion of outside counsel), in which case the Sellers and Management Shareholder shall use reasonable efforts to give the Purchaser the opportunity to review such press release or announcement prior to publication and, where practicable, agree to the form and wording of such release or announcement.

6.4
Tangible Asset Assignment. The Seller and the Management Shareholder shall cause the Operator to, cooperate with Longtop WFOE in order to assign all of tangible assets to Longtop WFOE (list attached). The Seller shall ensure that such assignment is effected in material compliance with all applicable Laws and in material compliance with any contractual or other obligations owing to any Government Authority or other individual or entity.

6.5
Business Contract Assignment. In accordance with the BATA, the Seller and the Management Shareholder shall cause the Operator to, cooperate with Longtop WFOE in order to assign all of the Business Contracts to Longtop WFOE. The Seller shall ensure that such assignment is effected in material compliance with all applicable Laws and in material compliance with any contractual or other obligations owing to any Government Authority or other individual or entity, except otherwise requested by the Purchaser or its affiliates.

6.6	Employee Transition
The Seller shall, and the Management Shareholder shall cause the Operator to, cooperate with Longtop WFOE in order to transfer the Employees to Longtop WFOE or its designated party. The Seller shall ensure that such transfer is effected in material compliance with all applicable Laws and any contractual or other obligations owing to any Government Authority or other individual or entity, except otherwise requested by the Purchaser or its affiliates.
Severance payment of the management staff (such as Financial officers, business officers, business managers, administrative staff and human resource staff) dismissed within 6 (six) months since January 1st, 2011, shall be borne by the Seller and Management shareholder; Severance payment of above mentioned personnels dismissed after 6 (six) months since January 1st, 2011, shall be borne by the Purchaser. Severance payment of non-management staff dismissed after January 1st, 2011 shall be borne by the Purchaser”. Severance payment of the employees dismissed before January 1st, 2011 shall be calculated into the performance assessment; indemnification due to the service period (for the Operator ) before January 1st, 2011 of such personnel shall be borne by the Seller and the Management Shareholder; Compensation based on service period after January 1st, 2011 shall be borne by the Purchaser.
6.7	Equity Transfer of the Operator
For the purpose of the such Equity Transfer, the Seller and the Operators shall use their best reasonable efforts to cause the execution of an equity transfer agreement by and between natural person Shareholders and the Purchaser (ETA) and undertake any approval procedures with the Government Authorities, therefore enable the Seller to legally hold the 40% shares of the Operator. The Seller shall ensure that such transfer is effected in material compliance with all applicable Laws and any contractual or other obligations owing to any Government Authority or other individual or entity, except otherwise requested by the Purchaser or its affiliates.
The Seller and the Management Shareholder shall use their best reasonable efforts to cause the execution of the state owned equity transfer agreement by and between Zhongqing Investment and the Purchaser or its appointed third party, therefore enable the Purchaser or its appointed third party to legally and temporarily hold the 60% shares of the Operator.
6.8	Use. The Seller and the Operator are entitled to continue using the Assets for the purpose of the Business until the Closing Date, for no consideration other than that for loss or damage (if any).

6.9
Maintenance. Until the Assets are delivered to the Purchaser, the Seller shall be responsible for the custody and maintenance of the Assets. Any loss of or damage to the Assets, for reasons other than the fault solely of the Purchaser or any of its affiliates, shall be deemed as the Seller’s failure and related indemnification shall be undertaken by the Seller.

6.10
Approval. The Seller and the Management shareholder shall cause the Operator to obtain all necessary government authority approvals and company board of directors or board of shareholders resolutions required for the Offshore-ATA and BATA.

6.11
Supervisory personnel. From the day first consideration is made, Purchaser is entitled to appoint one financial and one legal personnel to the Operator to access information about assets and business, to assist with the execution of this Agreement, BATA, Offshore-ATA , Natural Person shareholder Equity Transfer Agreement and State-owned shareholder Equity Assignment Agreement (if applicable); Such personnels are entitled to audit the Operator’s financial results and legal affairs. The Seller has the obligation to cooperate with the necessary premises, facility and access to information.

Article 7 Closing Conditions
7.1
Obligation to Purchase: The Purchaser’s obligation to purchase the Assets and to take the other actions required of it at the Closing, is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Purchaser, in whole or in part by written due to the reasons of legal regulations or administrative approval procedures, which result in delayed assignment of the conditional assets after the closing date; meanwhile, indemnification occurred to the Seller and Management Shareholder for the assignment delay shall be waived):

7.1.1	Accuracy of Representations.
7.1.1.1
Each of the Seller’s and Management Shareholder’s representations and warranties in this Agreement must have been true and correct as of the date of this Agreement, and must have been true and accurate as of the Closing Date as if made on the Closing Date.

7.1.1.2
Each of the Seller’s and Management Shareholder’s representations and warranties in the Offshore-ATA , BATA, Natural Person Shareholder Equity Transfer must have been true and correct as of the date of this Agreement, and must have been true and accurate as of the Closing Date as if made on the Closing Date.

7.1.2
Seller’s Performance. Each of the covenants and obligations that the Seller, Management Shareholder and/or the Operator are required to perform or to comply with pursuant to this Agreement, the BATA or the ATA must have been duly performed and complied with in all material respects at or prior to the Closing, and the Seller must have executed and delivered each of the Closing Documents.

7.1.3
No Injunction or Prohibition. Since the date of this Agreement, there must not be in effect any injunction, prohibition or Law restraining or prohibiting the consummation of the transactions contemplated by this Agreement, the ATA or the BATA, including the Transfer of the Assets.

7.1.4
Ownership. Subject to Article 7.1.5, the ownership in all the Assets must have passed to the Purchaser or its appointed related parties. To facilitate the transfer process, both Purchaser and Seller agree, ownership are considered to be transferred to the Purchaser upon the assignment of all the assets from Operator and/or Management Shareholder to the Purchaser or its appointed related parties, except stipulated regarding Pharos System at the appendix IV.

7.1.5
Registration. If the Transfer in any Assets is required to be registered with any Government Authority or other relevant authorities, the Seller must have submitted or make any third party to submit all necessary documents for registration of the ownership transfer prior to the Closing Date, except the stipulation regarding Pharos System set forth in Appendix IV.

7.1.6
Board Resolutions. The Seller must provide the Purchaser with a copy of the resolutions of the Seller’s board and the sellers Shareholders at the Closing Date, showing their respective ratification of this Agreement.

7.1.7
Approval. In the event that there is a transfer or disposal of 12% equity, business and/or assets under this Agreement, the BATA or the ATA will be required to obtain approval from a Government Authority or other relevant authorities, and the seller shall ensure that such approvals are acquired; except otherwise requested by the Purchaser or its affiliates.

7.1.8	Delivery. The Seller must have delivered all Closing Documents indicated in Appendix V that relating to the ownership of the Assets to the Purchaser on the Closing Date.

7.1.9	Source Code. The Seller must have delivered the source code and all other documents relating to the Software to the Purchaser as of the Closing Date.

7.1.10	Opinion of Counsel. The PRC counsel to Seller must have delivered the legal opinion in the form of Appendix VII.

7.1.11
Management Shareholder Period of Service. Management Shareholder shall sign labor contracts (with term not less than 5 years) with Purchaser or its appointed related parties since the signing date of this Agreement. Within 3 years since the labor contract is entered, Management Shareholder shall not resign, or otherwise his or her resignation is considered to be a breach to the agreement between the Seller and the Management Shareholder.

7.1.12
Performance prior to Closing. Each of the sales and purchase (including but not limited to tangible assets passing to Longtop WFOE) under BATA and Offshore-ATA have been closed; Employee (including Senior management and key employees) have entered satisfied labor contracts with Longtop WFOE with proper stipulations of non-disclosure, non-compete obligations and confidentiality terms; The Seller and the Management Shareholder have used their best reasonable efforts to cause the execution of the BATA, so that all the business contract under such agreement are transferred to Longtop WFOE.

7.2
Obligation to Transfer: Seller’s obligation to Transfer the Assets and to take the other actions required at the Closing, is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Seller, in whole or in part):

7.2.1
Accuracy of Representations. Each of the Purchaser’s representations and warranties in this Agreement must have been true and correct as of the date of this Agreement, and must have been true and correct as of the Closing Date as if made on the Closing Date.

7.2.2
Performance. Each of the covenants and obligations that the Purchaser is required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with in all material respects, and the Purchaser must have executed and delivered each of the documents required to be delivered by it hereunder.

7.2.3	Sufficient Funds. The Purchaser must have sufficient funds (or access to sufficient funds) available to it to fulfill its obligations under Article 2.2.
Article 8 Post-Closing Obligations
8.1
Closing and Post-Closing Obligation for Certain Taxes. All Tax, and all recording or filing fees, and other similar costs of Closing applicable to the Transfer of the Intangible Assets will be borne by the Purchaser.

8.2
Non-Competition. The Seller and the Management Shareholder shall not (and the Management Shareholder shall take any and all reasonable actions to ensure the Operator not), for a period of 5 years after the Closing Date, directly or indirectly:

8.2.1
own, manage, operate, invest, join, or control, or participate in the ownership, management, operation, investment or control of, or be associated as a director, partner, lender, investor or representative in connection with, any business or enterprise in the PRC which designs or produces software products relating to the operational solutions and/or analysis for enterprises or business intelligence or otherwise competes with the Business (except with the Purchaser or Longtop WFOE); or

8.2.2	solicit, induce or attempt to induce any person employed by the Purchaser or Longtop WFOE or other designated association to enter the employ of any other person or entity.

8.3
Purchase Effect. The purchase of the 12% equity of the Operator under Natural Person Equity Transfer Agreement, the intangible asset transfer under Offshore-ATA and purchase of the business and assets under the BATA, shall remain in force after the Closing Date. Such transfer shall not be announce to be invalid or cancelled in any forms by the Government Authority, organization, courts or arbitral authority upon the required filing or registration due to the Seller or Management shareholder’s reason.

8.4
Operator’s Equity Transfer. Within 3 (three) months after the Closing, the Seller and Management Shareholder shall continue to make their efforts to cause the execution of the equity transfer set forth in the Article 6.7(which result in: 40% equity of the Operator hold by Seller and 60% equity of Operator shall be legally hold by the Purchaser or its appointed third party temporarily. )

8.5	Offshore equity repurchase and the Seller purchase stock option.
Within 10 business days after closing of the 60% equity transfer stated in Article 8.4, the Seller shall enter an equity repurchase agreement with the Purchaser to entitle a lowest lawful consideration for the Seller to acquire the Operator’s 60% equity from the Purchaser or its appointed third party. The transfer method shall be further agreed by both parties. All the required approval and registration procedure shall be completed within 30 business days from the Closing date, so that the Purchaser completely spin-off from the Operator. The Purchase shall assure that the Seller can repurchase the 60% equity of the Operator at the price of one (1) US Dollar.
All parties agree hereby that Purchaser will hold the 60% equity of the Operators on behalf of the Seller temporarily. Except the supervisory personnel set forth in Article 6.11, Purchaser and its related parties shall not be involved in the business operations of the Operator. The Purchaser is not entitled with the 60% shareholder’s rights, including but not limited to the right to vote, right to appoint board directors and management staff, and right to obtain the profit allocation.
The Seller and the Management Shareholder agree that the Operator shall not get involved into the related business within 20 (twenty) years after Closing date. The Seller and the Management Shareholder further agree that business information of the Operator’s, such as financial statements can be submitted to the Purchaser for monitoring and inspection purpose.
8.6
Trade Secret. The Seller and the Management Shareholder shall not (and shall take any and all reasonable actions to ensure that the Operator not) at any time after the Closing, copy, divulge, or permit to be divulged to others, or use in any way any Trade Secret except in accordance with the Purchaser’s prior written authorization or by such Government Authority, of the information so ordered disclosed.

8.7
Software Registrations. The Seller and the Management Shareholder shall cause the Purchaser or its designated third party to be registered with the relevant Government Authority in the PRC as the owner of the copyright over the Software within 30 days after the Closing Date, except the stipulation regarding Pharos System set forth in Appendix IV.

8.8
Trademark Registration. The Seller and the Management Shareholder shall ensure that the Purchaser, or its affiliate, registers its ownership of the Trademarks with the relevant Government Authority in the PRC within 6 months after the Closing Date.

8.9
Indemnification. The Seller and the Management Shareholder agree to jointly indemnify, defend and hold harmless the Purchasers, Longtop WFOE, and their respective affiliates, and the partners, members, Key Shareholders, managers, directors, employees and agents of each of the foregoing, from and against and in respect of any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, interest and penalties, costs and expenses (including, without limitation, the indemnification listed in the Appendix VIII), resulting from, arising out of any actions conducted prior to the Closing date by the Seller, Operator, and/or Management Shareholder.

The Purchaser and/or Longtop WFOE and their respective affiliates, agree to jointly indemnify the Seller or the Management Shareholder, and the partners, members, Key Shareholders, managers, directors, employees and agents of each of the foregoing, from and against and in respect of any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, interest and penalties, costs and expenses, resulting from, arising out of any actions conducted prior to the Closing date for the purpose of execution this Agreement by the Purchaser and/or Management Shareholder.
8.10
Others. Seller and Management shareholder or Operator shall assure the performance of its obligations under this Agreement, Natural Person Shareholder Equity Transfer Agreement, BATA including but not limited to immediately sign, Transfer documents delivery, performance of its obligations and acquire its interests and rights hereunder. The Seller is not entitled to cancel any registration for transfer under this Agreement, Offshore-ATA or BATA without prior written consent from the Purchaser on the premise that the Purchase is performance its obligation hereunder.

Article 9 Breach
9.1	Events of Breach. The occurrence of any one or more of the following events shall constitute a breach of this Agreement:
9.1.1
any party violates any material provision hereof or fails to perform in any material respect its obligations hereunder, and such breach or nonperformance has not been remedied for a period of 15 days after receipt of written notice from another party requesting such remedy; or

9.1.2	any representation or warranty made by any party herein shall prove to have been false or misleading in any material respect.

9.2	Liabilities for Breach.
9.2.1
Where any party commits a breach of this Agreement, it shall be liable to compensate the other parties for any and all damages caused as a result of the breach, not including, however, indirect or consequential damages.

9.2.2
If for any reason due to the breach of this Agreement by the Seller and/or the Management Shareholder that occurs damages to the Purchaser or its affiliate, the Seller and the Management Shareholder shall be jointly and severally liable to such damages.

9.2.3
If for any reason due to the breach of this Agreement by the Purchaser that incurs damages to the Seller and/or the Management Shareholder and/or their affiliate, the Purchaser shall be liable to such damages.

9.2.4
In the case that the Purchaser fails to pay consideration within agreed period herein and does not provide remedy within 15 days after receiving written notice from the other party, shall pay overdue liquidated damages to the Seller. The liquidated damage shall be one-hundredth of a percent of the amount payable in the payment period per day.

9.2.5
The Seller and Management Shareholder, in case fail to perform covenants in Article 8.2, shall pay RMB 20,000,000 as liquidated damages to the Purchase. If such liquidated damages is insufficient for repairing losses occurs to the Purchaser, the Seller and Management Shareholder shall be jointly liable for the insufficient indemnification.

Article 10 Force Majeure
10.1	Consultation. In the event of Force Majeure, the parties shall promptly consult with each other to find a solution to the situation.
10.2
Exemption. Should the occurrence of a Force Majeure result in the Seller or the Purchaser’s failure to perform its obligations under this Agreement in whole or in part, the affected party may, unless otherwise stipulated by applicable Law, be exempted from performing those obligations to the extent of the effect of the Force Majeure in question.

10.3
Best Efforts. Subject to this Article 10, the party affected by Force Majeure may suspend the performance of its obligations under this Agreement to the extent and for the duration thereof until the effect of the Force Majeure no longer operates. However, that party shall exert its best efforts to remove any impediments resulting from the Force Majeure and to minimize to the greatest possible extent any damages incurred. With the agreement of the parties, the term of this Agreement shall be extended by the period of such suspension without penalty to any party.

10.4
Written Evidence. The party claiming Force Majeure shall, as soon as possible after the occurrence of the Force Majeure, inform each of the other parties of the situation and specify the reason for its failure to perform this Agreement, so as to minimize the damages inflicted upon that party, and shall provide each of the other parties with written evidence, certified by the relevant Government Authority, of the occurrence of the Force Majeure.

10.5	Non-Exemption. A party shall not be exempted from performing its obligations under this Agreement where Force Majeure occurs after the delay by that party to perform such obligations.
10.6
Termination. If Force Majeure prevails for a period of 30 days or more and has a material adverse effect on this Agreement, then the applicable party may terminate this Agreement in accordance with Article 11.

Article 11 Termination
11.1	Conditions of Termination. This Agreement may only be terminated as listed below, namely:
11.1.1	by mutual written consent of the parties;

11.1.2
by the Purchaser, if any of the Seller or Operator or Management Shareholder or any person in the affiliate breaches in any material respect its representations and warranties or other agreements or covenants herein, or under the Natural Person Shareholder Equity Transfer Agreement ,BATA, the Offshore-ATA or under any other agreement related to this agreement or the transaction hereunder, and if the breaching party fails to remedy within 10 days after the receipt of a written notice from the Purchaser requesting such remedy;

11.1.3
by either the Purchaser or the Seller, if the Closing has not occurred (due to the non-breaching party’s requirement to terminate this Agreement because of any material breach of this Agreement by the breaching party) on or before the Closing Date or such later date as the Seller and the Purchaser may agree upon;

11.1.4	by either the Purchaser or the Seller, if the other party becomes insolvent or declares bankruptcy or terminate its operation;

11.1.5	by either the Purchaser or the Seller if the other party is affected by Force Majeure, by serving a written notice to such other party as set forth in Article 10;
11.1.6	by the Purchaser, if any of the Seller or the Management Shareholder expressly states or by its conduct indicates that it will not execute the whole or part of its obligations hereunder; or

11.1.7	by any of the Seller or the Management Shareholder, if the Purchaser expressly states or by its conduct indicates that it will not execute any of its obligations hereunder.

11.2
Termination Process. This Agreement shall be terminated when either party of the Seller, the Purchase and/or the Management shareholder terminate it pursuant to Article 11.1 and send written notice to other parties pursuant to Article 13.1, no other actions from other parties shall be needed.

11.3
Termination Effect. The termination of this Agreement shall not affect any rights and obligations which have accrued prior to the termination; provided, however, that nothing herein shall relieve any party of any liability before the termination of this Agreement.

11.4	Refund of Purchase Price.

Except limitation to the Termination Effect by Article 11.3, if the Purchaser terminates this Agreement due to any breach of Article 11.1 by the Seller, the Seller shall, in addition to its indemnification liability specified in Article 9.2.1, refund the Purchase Price and payable interest to the Purchaser within 10 business days upon the receipt of written notice from the Seller, and all tangible/intangible assets and/or employees and/or business contracts which originally belong to the Seller but having been obtained by the Purchaser may not be returned to the Seller or Operator.

Except limitation to the Termination Effect by Article 11.3, if the Seller terminates this Agreement for any breach of Article 11.1 by the Purchaser, the Purchaser shall be liable for the indemnification as specified in Article 9.2.1 and return all the tangible/intangible assets and employees which originally belong to the Seller but having been or being transferred to the Purchaser within 10 business days upon the receipt of written notice from the Seller, and shall not require the Seller to refund the paid Purchase Price or employ Seller’s employees within 3 years thereafter.

Article 12 Governing Law and Dispute Resolution
12.1	Governing Law. This Agreement shall be governed by the PRC law. Where PRC law is silent on a particular matter relating to this Agreement, reference shall be made to international commercial practice.

12.2	Dispute Resolution.
12.2.1	Mediation. If any dispute arises in connection with this Agreement, the parties shall attempt in the first instance to resolve such dispute through friendly consultation or mediation.

12.2.2	Arbitration. If the dispute cannot be resolved in the above manner within 30 days after the commencement of consultations, either party may submit the dispute to arbitration as follows:
12.2.2.1	all disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Beijing Arbitration Commission by arbitrators appointed in accordance with those rules; and

12.2.2.2
the arbitration shall be held in Beijing and conducted in the Chinese language, with the arbitral award being final and binding upon the parties. The cost of arbitration shall be allocated as determined by the arbitrator.

12.2.3	Continued Performance. When any dispute is submitted to arbitration, the parties shall continue to perform this Agreement.
Article 13 Notices
13.1
Notice. All notices and communications between the parties shall be made in writing and in the English and/or Chinese languages by fax, delivery in person (including courier service) or registered mail to the addresses set forth below:

Seller: Fully Pacific Ltd. (BVI)
Address: Akara Bldg., 24 De Castro Street Wickhams Cay 1, Road Town, Tortola, British Virgin Islands
Fax:
Tel:
Attention: Shen Xiwu
Management Shareholder: Shen Xiwu
Address: APT 604, Door NO. 1 Block 38, Dongzhimenwai Dajie, Beijing, China
Fax:
Tel: 13901051266
Attention: Shen Xiwu
Purchaser: Longtop Financial Technologies (BVI) Limited
Address: Room A, 10/F, City Garden, Dianqi Avenue, NorthPoint, HongKong
Fax: 852-28562193
Tel:
Attention: Zhao Wei

CC:
TransAsia Lawyers
Address: Suite 2218 China World Tower 1, 1 Jianguomenwai Avenue, Beijing 100004, PRC
Attention: Ma Yong
13.2	Time of Receipt. The time of receipt of the notice or communication shall be deemed to be:
13.2.1
the time set forth in the transmission journal in the case of a facsimile transmission, unless such facsimile transmission is sent after 5:00 p.m., in which event the date of receipt shall be deemed to be the following business day in the place of receipt;

13.2.2	the time of signing of a receipt by the receiving party in the case of delivery in person (including courier service); and

13.2.3	seven days from that shown on the official postal receipt in the case of registered mail.
Article 14 Miscellaneous
14.1	Entire Agreement. This Agreement represents the full agreement of the parties as to the subject matter hereof, and shall supersede all prior discussions, proposals, negotiations and agreements.
14.2	Amendment. This Agreement can only be modified, altered or supplemented through written agreements signed by all parties.
14.3	No Waiver. Failure or delay on the part of any party to exercise any right under this Agreement shall not operate as a waiver thereof.
14.4	Severability. The invalidity of any provision of this Agreement shall not affect the validity of any other provision of this Agreement which is unrelated to that provision.
14.5	Language. This Agreement shall be prepared in 3 (three) sets of originals in Chinese, with 1 for each party.
14.6	Taking Effect. This Agreement shall be effective upon signing by the parties or their authorized representatives and shall be affixed with their respective company seals.
[The space below is intentionally left blank.]

IN WITNESS WHEREOF, the parties have arranged for this Agreement to be signed by themselves or their duly authorized representatives on the date first indicated above.
Fully Pacific Ltd. (BVI)
For and on behalf of
Fully Pacific LTD.

Signature:	/s/ Xiwu Shen
	Name:	Xiwu Shen
	Title:	Authorized Signature(s)
Shen Xiwu

Signature:	/s/ Xiwu Shen
Longtop Financial Technologies (BVI) Limited (SEAL)

Signature:	/s/ Wai Chau Lin Name: Wai Chau Lin
Title: